UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Cummings, John R
   3336 Wepax Road


   Eden, NY  14057
2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
-------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans-
                                              action      action
                                              Date        Code
                                              (Month/
                                              Day/Year)   Code V
-------------------------------------------------------------------
Common Stock                                  07/27/98    G    V
Common Stock


4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
or Disposed of (D)            Securities         Indirect
              A               Beneficially   D   Beneficial
              or              Owned at       or  Ownership
Amount        D  Price        End of Month   I
------------------------------------------------------------------
15,000.00     D               168,000.00     D  Direct
                              40,000.00      I  by wife

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
--------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-
Security                       or Exercise     action
                               Price of        Date
                               Derivative
                               Security
--------------------------------------------------------------
Non-Qualified Stock Option     $9.1250         07/31/98 (1)
(right to buy)



4)Trans-  5)Number of Derivative            6)Date Exercisable and
action    Securities Acquired (A)           Expiration Date
Code      or Disposed of (D)

Code  V   A                D                Exercisable  Expiration
---------------------------------------------------------------------
A    V    1,000.00                          07/31/99     07/31/08

Table II (PART 2)  Derivative Securities Acquired, Disposed of,
or Beneficially Owned  (Columns 1,3 and 7 through 11)
-------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
-------------------------------------------------------------
Non-Qualified Stock Option     07/31/98  Common Stock
(right to buy)                 (1)

-------------------------------------------------------------
                8)Price     9)Number of   10) 11)Nature of
                of Deri-    Derivative        Indirect
                vative      Securities    D   Beneficial
  Amount or     Security    Beneficially  or  Ownership
  Number of                 Owned at      I
  Shares                    End of Month
-------------------------------------------------------------
   1,000.00                  1,000.00      D   Direct

Explanation of Responses:

(1) Granted under the Comptek Research, Inc. Stock Option Plan for Non-Employee Directors pursuant to Rule 16b-3(c).

- John Cummings disclaims beneficial ownership of the shares owned by Barbara Cummings, his wife.

SIGNATURE OF REPORTING PERSON
/S/ By: Christopher A. Head, Esq.
    For: John R. Cummings
DATE